FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

Name and Address of Reporting Person* Strecker David B	2. Issuer Name and Ticker or Trading Symbol Electronic Systems Technology Inc ELST				Relationship of Reporting Person to Issuer (Check all Applicable) _____ Director _______ 10% Owner _ __ Officer (give title) __X___ Other (Specify below) Vice President of Engineering
(Last) (First) (Middle) 746 N. Quebec	3. IRS Identification Number of Reporting Person at an entity (Voluntary)			4. Statement for (Month/Year) 12/2002
(Street) Kennewick WA 99336				5. If Amendment; Date of Original (Month/Year)	7. Individual or Joint/Group Reporting (check applicable line) _X__Form Filed by One Reporting Person ____Form Filed by more than One Reporting Person
(City) (State) (Zip)	Table 1 – Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Dated, If any (Month/Day/Year)	3.Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuers Fiscal Year (Instr. 3 & 4)	6. Ownership Form Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock							20,000	D

*If the form is filed by more that one Reporting Person see Instruction 4(b)(v).

FORM 5
(Continued)

Table II – Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/ Day/Year)	3A.Deemed Execution Dated, If any (Month/ Day/Year)	4.Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed (D) (Instr. 3,4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
							Date Exercisable	Expiration Date	Title	Amount of Number of Shares
					(A)	(D)
OPTIONS							2/11/00	2/11/03	Common	15,000	$2.81	15,000	D
OPTIONS							2/9/01	2/9/04	Common	15,000	$0.44	15,000	D
OPTIONS							2/15/02	2/14/05	Common	15,000	$0.42	15,000	D

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

/s/ DAVID B STRECKER Feb 3, 2003
__________________________________ ___________
** Signature of Reporting Person Date